MACROGENICS, INC.
9704 Medical Center Drive
Rockville, MD 20850

December 31, 2019

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jeffrey Gabor

Re:	MacroGenics, Inc. Registration Statement on Form S-3 Filed December 23, 2019 File No. 333-235691

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MacroGenics, Inc. (the “Company”) hereby respectfully requests that the effective date for the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern time, on January 3, 2020, or as soon as practicable thereafter.

Should you have any questions regarding the foregoing, please call the Company’s counsel, Eric W. Blanchard of Covington & Burling LLP, who can be reached at (212) 841-1111.

Thank you for your assistance in this matter.

Very truly yours, MACROGENICS, INC.
By:	/s/ Scott Koenig
Name:	Scott Koenig
Title:	President and Chief Executive Officer and Director